Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025

Condensed Consolidated Interim Statements of Financial Position
At September 30, 2026 and December 31, 2025
(Unaudited - Expressed in thousands of United States dollars)

	Note	September 30, 2026	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents		$527,899	$407,355
Marketable securities	4	49,644	162,683
Trade and other receivables		152,421	65,468
Inventories	5	662,428	369,759
Prepaid expenses		67,992	26,352
Other current assets		111	10,608
Assets held for sale	3(a)	—	928,332
		1,460,495	1,970,557
Non-current assets
Restricted cash		12,544	7,567
Inventories	5	581,148	368,130
Mineral properties, plant and equipment	6	13,172,311	7,910,329
Deferred income tax assets		15,525	—
Other non-current assets		284,210	278,812
TOTAL ASSETS		$15,526,233	$10,535,395

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities		$497,993	$302,420
Income taxes payable		222,613	153,118
Current portion of loans and borrowings	7	177,509	181,330
Current portion of deferred revenue	8	217,780	127,597
Current portion of derivative liabilities	9(b)	356,427	184,171
Other current liabilities		97,583	82,663
Liabilities relating to assets held for sale	3(a)	—	230,675
		1,569,905	1,261,974
Non-current liabilities
Loans and borrowings	7	334,452	1,373,350
Deferred revenue	8	241,655	165,130
Derivative liabilities	9(b)	545	46,710
Reclamation and closure cost provisions	10	339,959	229,787
Deferred income tax liabilities		2,850,858	1,411,851
Other non-current liabilities		222,354	251,286
Total liabilities		5,559,728	4,740,088

SHAREHOLDERS’ EQUITY
Common shares		8,474,100	4,874,712
Reserves		102,085	93,081
Accumulated other comprehensive income (loss)		(41,921)	7,516
Retained earnings		1,432,241	819,998
Total equity		9,966,505	5,795,307
TOTAL LIABILITIES AND EQUITY		$15,526,233	$10,535,395
Commitments and contingencies (notes 3(a), 9(b), 19 and 20)
Subsequent events (notes 7(b), 9(b)(iii), and 11(b))
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Income (Loss)
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Expressed in thousands of United States dollars, except number of shares and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2026	2025(1)	2026	2025(1)
Continuing operations
Revenue		$1,047,007	$584,287	$2,678,396	$1,135,808
Cost of sales
Operating expense	12	(503,337)	(266,018)	(1,155,834)	(595,324)
Depreciation and depletion		(173,499)	(136,406)	(411,905)	(239,910)
		(676,836)	(402,424)	(1,567,739)	(835,234)
Income from mine operations		370,171	181,863	1,110,657	300,574

Care and maintenance expense		(32,193)	(27,734)	(75,328)	(72,935)
Exploration and evaluation expense		(16,994)	(8,007)	(33,122)	(9,524)
General and administration expense	13	(54,031)	(35,408)	(97,644)	(78,242)
Income from operations		266,953	110,714	904,563	139,873

Finance expense		(31,348)	(49,384)	(75,173)	(139,741)
Finance income		4,407	3,182	11,281	7,382
Other income (expense)	14	(59,480)	(41,564)	(40,537)	(51,840)
Income (loss) before income taxes from continuing operations		180,532	22,948	800,134	(44,326)
Income tax (expense) recovery		(111,871)	(17,168)	(325,705)	(56,823)
Net income (loss) from continuing operations		68,661	5,780	474,429	(101,149)

Discontinued operations
Net income (loss) from discontinued operations	3(a)	(6,182)	69,837	128,777	125,132
Net income		$62,479	$75,617	$603,206	$23,983

Net income per share
Basic	15	$0.06	$0.10	$0.69	$0.04
Diluted	15	$0.06	$0.10	$0.65	$0.04

Net income (loss) per share - continuing operations
Basic	15	$0.07	$0.01	$0.54	$(0.18)
Diluted	15	$0.07	$0.01	$0.51	$(0.18)

Weighted average shares outstanding (millions)
Basic	15	1,041.5	771.3	874.4	576.6
Diluted	15	1,048.9	781.9	914.4	576.6
(1)    The comparative figures for the three and nine months ended September 30, 2025 are restated. See notes 2(e) and 3(a).
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Comprehensive Income
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Expressed in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Net income	$62,479	$75,617	$603,206	$23,983
Other comprehensive income (loss)
Items that will not be reclassified subsequently to net income or loss:
Fair value gain (loss) relating to marketable securities:
Held at the end of the period	(32,923)	59,375	5,572	70,030
Derecognized during the period	10,230	—	13,992	(678)
Income tax recovery (expense) relating to fair value gains and losses on marketable securities	2,000	(9,398)	(3,705)	(9,398)
	(20,693)	49,977	15,859	59,954
Total comprehensive income	$41,786	$125,594	$619,065	$83,937
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flows
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Expressed in thousands of United States dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2026	2025 (1)	2026	2025 (1)
Cash provided by (used in):
Operating activities
Net income for the period		$62,479	$75,617	$603,206	$23,983
Adjustments for:
Depreciation and depletion		177,384	184,368	423,765	377,563
Finance expense		31,348	50,890	75,610	144,531
Amortization of deferred revenue	8	(78,523)	(55,988)	(154,223)	(99,237)
Change in fair value of derivatives		61,921	70,017	35,979	68,684
Settlements of derivatives	9	(14,139)	(2,831)	(58,445)	(33,124)
Loss (gain) on sale of Brazil operations	3(a)	6,182	—	(111,481)	—
Loss (gain) on modification and extinguishment of debt	7	—	(13,042)	14,398	(13,042)
Unrealized foreign exchange loss (gain)		(2,345)	(2,286)	(1,624)	18,526
Income tax expense		111,871	25,260	334,824	61,354
Income taxes paid		(77,619)	(18,431)	(251,024)	(45,754)
Other		13,100	6,311	(6,282)	15,656
Operating cash flow before changes in non-cash working capital		291,659	319,885	904,703	519,140
Changes in non-cash working capital	17	(13,381)	(79,064)	(186,134)	(90,945)
		278,278	240,821	718,569	428,195
Investing activities
Expenditures on mineral properties, plant and equipment		(230,118)	(235,476)	(619,753)	(425,266)
Net proceeds from sale of Brazil operations	3(a)	(9,263)	—	835,918	—
Cash acquired on acquisition of Orla Mining Ltd.	3(b)	336,375	—	336,375	—
Cash acquired on acquisition of Calibre Mining Corp.		—	—	—	193,107
Net proceeds from disposition of marketable securities	4	90,271	—	131,417	3,023
Investment in Calibre Mining Corp.		—	—	—	(40,000)
Other		(3,149)	904	2,676	(1,968)
		184,116	(234,572)	686,633	(271,104)
Financing activities
Proceeds from loans and borrowings	7	75,000	—	91,468	85,000
Repayments of loans and borrowings	7	(266,527)	(2,661)	(1,245,610)	(3,535)
Repayments of other financing arrangements		(9,354)	(7,822)	(27,454)	(16,559)
Interest paid		(11,474)	(35,096)	(42,720)	(96,766)
Lease payments		(7,882)	(9,983)	(23,319)	(25,192)
Repurchase of common shares	11(a)	(8,998)	—	(13,708)	—
Dividends paid	11(b)	(26,286)	—	(49,962)	—
Other		3,649	2,580	4,508	17,150
		(251,872)	(52,982)	(1,306,797)	(39,902)
Effect of foreign exchange on cash and cash equivalents		(406)	(230)	(510)	3,186
Increase (decrease) in cash and cash equivalents		210,116	(46,963)	97,895	120,375
Change in cash and cash equivalents held for sale		—	(11,234)	22,649	(11,234)
Cash and cash equivalents – beginning of period		317,783	406,667	407,355	239,329
Cash and cash equivalents – end of period		$527,899	$348,470	$527,899	$348,470
(1) The comparative figures for the three and nine months ended September 30, 2025 are restated. See notes 2(e) and 3(a).
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Changes in Equity
For the nine months ended September 30, 2026 and 2025
(Unaudited - Expressed in thousands of United States dollars, except number of shares)

		Common Shares
	Note	Number	Amount	Reserves	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance – December 31, 2025		785,632,450	$4,874,712	$93,081	$7,516	$819,998	$5,795,307
Shares, options and other equity issued in connection with acquisition of Orla Mining Ltd.	3(b)	378,115,579	3,559,846	14,378	—	—	3,574,224
Shares issued on exercise of stock options and warrants and settlement of restricted share units		5,348,820	47,194	(17,559)	—	—	29,635
Shares repurchased and cancelled	11(a)	(1,066,100)	(7,411)	—	—	(6,297)	(13,708)
Share-based compensation		—	—	12,185	—	—	12,185
Dividends paid	11(b)	—	—	—	—	(49,962)	(49,962)
Share issue costs		—	(241)	—	—	—	(241)
Dispositions of marketable securities	4	—	—	—	(65,296)	65,296	—
Net income and total comprehensive income		—	—	—	15,859	603,206	619,065
Balance – September 30, 2026		1,168,030,749	$8,474,100	$102,085	$(41,921)	$1,432,241	$9,966,505

Balance – December 31, 2024		455,232,521	$2,798,820	$74,100	$(89,027)	$613,659	$3,397,552
Shares and options issued in connection with acquisition of Calibre Mining Corp.		302,842,820	1,888,026	39,663	—	—	1,927,689
Conversion of convertible notes		21,427,419	149,426	(10,148)	—	—	139,278
Shares issued on exercise of stock options and settlement of restricted share units		4,034,442	22,501	(18,711)	—	—	3,790
Share-based compensation		—	—	13,890	—	—	13,890
Share issue costs		—	(353)	—	—	—	(353)
Disposition of marketable securities		—	—	—	15,132	(15,132)	—
Net income and total comprehensive income (restated)	2(e)	—	—	—	59,954	23,983	83,937
Balance – September 30, 2025		783,537,202	$4,858,420	$98,794	$(13,941)	$622,510	$5,565,783
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

1.    NATURE OF OPERATIONS
Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. The Company’s common shares trade on the Toronto Stock Exchange (the “TSX”) and the NYSE American Stock Exchange under the symbol “EQX”. The Company’s corporate office is located at Suite 3000, 1090 West Pender Street, Vancouver, British Columbia, Canada, V6E 0E3.

Equinox Gold is engaged in the operation, acquisition, exploration and development of mineral properties, primarily focused on gold.

On January 23, 2026, the Company completed the sale of its 100% interest in the Aurizona Mine, Bahia Complex and RDM Mine located in Brazil (collectively, the “Brazil Operations”). The assets and liabilities of the Brazil Operations were classified as held for sale at December 31, 2025 and the financial results are presented as discontinued operations in the condensed consolidated interim statements of income for the three and nine months ended September 30, 2026 and 2025 (note 3(a)).

On July 31, 2026, the Company acquired Orla Mining Ltd. (“Orla”), a gold mining, development and exploration company (the “Orla Acquisition”) (note 3(b)).

All of the Company’s principal properties are located in the Americas. Its wholly owned principal properties and material subsidiaries as at September 30, 2026 were as follows:

	Ownership interest	Location	Principal property	Principal activity
Subsidiary
Premier Gold Mines Hardrock Inc. and PAG Holding Corp.	100%	Canada	Greenstone Gold Mine (“Greenstone”)	Production
Musselwhite Mine Ltd.	100%	Canada	Musselwhite Mine (“Musselwhite”)	Production
Marathon Gold Corporation	100%	Canada	Valentine Gold Mine (“Valentine”)	Production
Desarrollo Minero de Nicaragua S.A.	100%	Nicaragua	La Libertad Mine Complex (“Libertad”)	Production
Triton Minera S.A.	100%	Nicaragua	El Limon Mine Complex (“Limon”)	Production
Minera Camino Rojo SA de CV	100%	Mexico	Camino Rojo Mine (“Camino Rojo”)	Production
Western Mesquite Mines, Inc.	100%	USA	Mesquite Mine (“Mesquite”)	Production
Castle Mountain Ventures	100%	USA	Castle Mountain Mine (“Castle Mountain”)	Development
Desarollos Mineros San Luis SA de CV	100%	Mexico	Los Filos Mine Complex (“Los Filos”)	Development
Gold Standard Ventures (US) Inc.	100%	USA	South Railroad Project (“South Railroad”)	Development
2.    BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES
(a)Statement of compliance
These unaudited condensed consolidated interim financial statements (“Interim Financial Statements”) have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These Interim Financial Statements do not include all the information required for annual financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the IASB and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025 (the “2025 Annual Financial Statements”).

These Interim Financial Statements were approved and authorized for issuance by the Board of Directors on November 9, 2026.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

2.    BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES (CONTINUED)
(b)Presentation and functional currency
Except as otherwise noted, these Interim Financial Statements are presented in United States dollars (“$” or “USD”). References to “C$” or “CAD” are to Canadian dollars. The functional currency of the Company and all its subsidiaries, including those acquired in the Orla Acquisition (note 3(b)), is the United States dollar.
(c)Material accounting policies and major sources of estimation uncertainty
(i)Material accounting policies
Except as described in note 3(a), the material accounting policies applied in the preparation of these Interim Financial Statements are consistent with those disclosed in the Company’s 2025 Annual Financial Statements.
(ii)Major sources of estimation uncertainty
The acquisition date fair values of the assets acquired and liabilities assumed in the Orla Acquisition (note 3(b)) involve significant management estimates and assumptions, including mineral reserves and resources, future production, operating costs, capital expenditures, metal prices, foreign exchange rates, tax rates, and discount rates. The Company engaged an independent valuation specialist to assist in determining the fair values of certain assets acquired and liabilities assumed.

As at September 30, 2026, the purchase price allocation for the Orla Acquisition remains provisional. The Company will retrospectively adjust the provisional amounts if new information becomes available during the measurement period about facts and circumstances that existed at the acquisition date. The measurement period will not exceed one year from the acquisition date.
(d)Amended IFRS standards effective January 1, 2026
In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”). The IFRS 9 amendments clarify the date of derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system, whereas the IFRS 7 amendments introduce additional disclosure requirements relating to investments in equity instruments designated at fair value through other comprehensive income (“FVOCI”). The Company adopted the amendments effective January 1, 2026, which did not have a material impact on these Interim Financial Statements.
(e)Retrospective adjustment relating to the accounting for the acquisition of Calibre Mining Corp. (“Calibre Acquisition”)
At December 31, 2025, the Company finalized the fair value measurements of the assets acquired and liabilities assumed in the Calibre Acquisition. Upon finalization of the acquisition date fair values, the Company retrospectively adjusted the provisional amounts recognized at the acquisition date. As a result, the Company recognized additional cost of sales of $14.1 million and an income tax recovery of $4.2 million for the three and nine months ended September 30, 2025.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

2.    BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES (CONTINUED)
(f)New IFRS standard not yet effective
In April 2024, the IASB issued a new standard, IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”), which replaces IAS 1, Presentation of Financial Statements (“IAS 1”) and amends other IFRS standards including IAS 7, Statement of Cash Flows (“IAS 7”). IFRS 18 introduces new presentation and disclosure requirements but does not change the recognition or measurement of assets, liabilities, income, or expenses under other IFRS standards. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027 and will be applied retrospectively.

IFRS 18 introduces new requirements for classifying income and expenses into operating, investing, financing, income taxes, and discontinued operations categories. It also requires the presentation of two defined subtotals in the statement of income. IFRS 18 also requires the identification of management-defined performance measures (“MPM”), and disclosure of certain information relating to MPMs and specified expenses by nature in the notes to the financial statements. In addition, IFRS 18 amends IAS 7 which will require entities to use operating income as the starting point for determining cash flow from operating activities.

The Company is in the process of assessing the impact of IFRS 18 on its consolidated financial statements. Based on its preliminary assessment, the Company has identified the following possible impacts of initial application of IFRS 18:

i.In the statement of income: (a) items of income and expenses, including foreign exchange gains and losses, and gains and losses on derivatives, will be classified into five categories, being operating, investing, financing, income taxes and discontinued operations; and (b) two new required subtotals will be presented, being operating income, which will be calculated differently from the income from operations currently presented by the Company, and income before financing and income taxes. The calculation of net income will be unaffected. Gains and losses on derivatives for which hedge accounting is not applied but that are used to manage identified risks will generally be classified in the same category as the income and expenses affected by those risks. Foreign exchange gains and losses will generally be classified in the same category as the income and expenses from the items giving rise to those differences.

ii.In the statement of cash flows, operating income instead of net income will be the starting point for determining cash flows from operating activities.

iii.In the notes to the financial statements, there will be new disclosures relating to specified operating expenses by nature and MPMs. An MPM is defined by IFRS 18 as a subtotal of income and expenses, which is not specifically required to be presented or disclosed by IFRS, that the Company uses in public communications outside of financial statements to communicate to users of financial statements management’s view of an aspect of the financial performance of the Company as a whole. Based on its preliminary assessment, the Company has identified three MPMs, being earnings before interest, income taxes and depreciation and amortization (“EBITDA”), adjusted EBITDA, and adjusted net income.

In accordance with the transition rules of IFRS 18, the requirements above relating to the structure of the financial statements, aggregation and disaggregation of financial information presented in the financial statements, presentation of new subtotals and disclosure of information relating to MPMs are required for interim financial statements beginning with the Company’s interim financial statements for the three months ended March 31, 2027 with retrospective application to comparative periods presented.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

3.    CORPORATE TRANSACTIONS
(a)Sale of Brazil Operations and discontinued operations
On January 23, 2026, the Company completed the sale of its 100% interest in the Brazil Operations to a third-party group (the “Buyer”). For the three months ended September 30, 2026, the Company recognized a loss of $6.2 million and for the nine months ended September 30, 2026, the Company recognized a gain of $111.5 million on the sale of the Brazil Operations. The gain recognized during the nine months ended September 30, 2026 was calculated as follows:

Cash consideration received on closing	$891,085
Post-closing working capital adjustment(1)	21,484
Transaction costs	(5,931)
Net proceeds(2)	906,638
Net carrying amount of the assets and liabilities sold	(758,575)
Probable indemnity payments(1)	(36,582)
Gain on sale of Brazil Operations(1)	$111,481
(1)    Changes in the estimate of probable indemnity payments relating to pre-closing tax and litigation matters decreased the gain on sale by $6.2 million during the three months ended September 30, 2026 and increased the gain on sale by $5.8 million during the nine months ended September 30, 2026.
(2)    The net proceeds from the sale of the Brazil Operations presented in the consolidated statement of cash flows are net of cash and cash equivalents derecognized on disposition and excludes the provision for probable indemnity payments recognized as at September 30, 2026 (note 20).

In addition to the cash consideration received, the Company is entitled to additional production-linked cash consideration of up to $115.0 million payable on January 23, 2027 based on gold ounces sold by the Brazil Operations during the 12-month period following closing (the “Brazil Measurement Period”). The contingent consideration equals 12.5% of incremental revenue from gold sales above 200,000 ounces, subject to a maximum payment of $115.0 million if sales exceed 280,000 ounces during the Brazil Measurement Period.

The amount of consideration included in the calculation of gain on sale represents the amount that the Company expects to be entitled to in exchange for transferring the assets and liabilities of the Brazil Operations (the “Brazil Transaction Price”). At September 30, 2026, the Company excluded the contingent production-linked consideration from the Brazil Transaction Price because the amount of the contingent payment has a high variability of possible outcomes that is dependent on factors outside of the Company’s influence including the operating, financial, regulatory and other risks specific to the underlying assets and the Buyer, and volatility in future gold prices. The uncertainty about the amount of contingent production-linked consideration will not be resolved until the end of the Brazil Measurement Period and the magnitude of any adjustment recognized as part of the gain on sale prior to the end of the Brazil Measurement Period could be significant.

Future adjustments to the Brazil Transaction Price arising from the post-closing working capital adjustment, changes in the Company’s estimate of contingent production-linked consideration and changes in its estimate of probable indemnity payments will be recognized in the statement of income or loss in the period in which the changes occur.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

3.    CORPORATE TRANSACTIONS (CONTINUED)
(a)Sale of Brazil Operations and discontinued operations (continued)
The carrying amounts of the assets and liabilities derecognized on disposition were as follows:

Assets
Cash and cash equivalents	$40,927
Trade and other receivables	36,890
Inventories	122,600
Mineral properties, plant and equipment	731,318
Deferred income tax assets	6,535
Other assets	33,442
971,712

Liabilities
Accounts payable and accrued liabilities	126,148
Reclamation and closure cost provisions	56,996
Deferred income tax liabilities	2,417
Other liabilities	27,576
213,137
Net assets	$758,575

Trade and other receivables includes $22.0 million payable by the Company to the sold Brazil Operations which was repaid during the three months ended March 31, 2026.

The Brazil Operations, being a component that represents a separate major geographical area of operations of the Company, has been presented as discontinued operations in these Interim Financial Statements. The comparative statement of income (loss) and related notes for the three and nine months ended September 30, 2025 have been restated to conform with the current period presentation of the Brazil Operations as discontinued operations.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

3.    CORPORATE TRANSACTIONS (CONTINUED)
(a)Sale of Brazil Operations and discontinued operations (continued)
The following tables present significant information about the results and cash flows of the Brazil Operations for the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Revenue	$—	$234,723	$66,541	$585,566
Operating expense	—	(108,110)	(31,841)	(301,046)
Depreciation and depletion	—	(42,462)	—	(125,592)
Other operating expenses	—	(3,801)	(506)	(8,378)
Income from operations	—	80,350	34,194	150,550
Finance expense	—	(1,506)	(437)	(4,790)
Finance income	—	31	47	401
Other expense	—	(946)	(7,389)	(16,498)
Income from discontinued operations before disposal	—	77,929	26,415	129,663
Income tax expense	—	(8,092)	(9,119)	(4,531)
Net income from discontinued operations before disposal	—	69,837	17,296	125,132
Gain (loss) on sale of discontinued operations	(6,182)	—	111,481	—
Net income (loss) from discontinued operations	$(6,182)	$69,837	$128,777	$125,132

Net income (loss) per share - discontinued operations
Basic	$(0.01)	$0.09	$0.15	$0.22
Diluted	(0.01)	0.09	0.14	0.22

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Cash provided by (used in):
Operating activities	$—	$124,260	$3,984	$248,685
Investing activities	—	(33,062)	(6,542)	(89,306)
Financing activities	—	(3,215)	(888)	(7,623)

The net cash flows from investing activities of discontinued operations exclude the net proceeds from sale of the Brazil Operations.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

3.    CORPORATE TRANSACTIONS (CONTINUED)
(b)Orla Acquisition
On July 31, 2026, the Company completed the Orla Acquisition, whereby the Company acquired 100% of the issued and outstanding common shares of Orla through an at-market share exchange transaction pursuant to a court-approved plan of arrangement. The principal properties acquired in the Orla Acquisition were Musselwhite, Camino Rojo, and South Railroad.

Under the terms of the arrangement, former Orla shareholders received one Equinox Gold common share (the “Exchange Ratio”) and a nominal cash payment of $0.0001 for each Orla common share held immediately prior to closing of the Orla Acquisition. At the acquisition date, all outstanding stock options, other share-based payment awards, and warrants previously granted or issued by Orla became exercisable for Equinox Gold common shares in accordance with the terms of the instruments, with the number of issuable shares and the exercise or conversion price adjusted to reflect the Exchange Ratio.

The Orla Acquisition was accounted for as a business combination. The acquisition date fair value of the consideration transferred in the business combination consisted of the following:

Share consideration	$3,559,846
Share-based payments	14,378
Cash consideration	38
Total consideration transferred	$3,574,262

The fair value of the 378.1 million common shares issued to former Orla shareholders was determined based on the Company’s quoted common share price of C$13.19 per share on the acquisition date.

The share-based payments reflect the fair value of the 2.0 million outstanding stock options and 0.5 million bonus shares which were fully vested and became exercisable for Equinox Gold common shares on the acquisition date. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following weighted average inputs: exercise price of C$9.92, share price of C$13.19, expected annual volatility of 57%, expected life of 2.8 years, dividend yield of 0.6%, and discount rate of 2.9%. The fair value of the bonus shares was determined based on the Company’s quoted common share price of C$13.19 per share on the acquisition date.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

3.    CORPORATE TRANSACTIONS (CONTINUED)
(b)    Orla Acquisition (continued)
The following table summarizes the acquisition date fair values and amounts recognized as of the acquisition date for assets acquired and liabilities assumed, which have been determined on a provisional basis (note 2(c)(ii)):

Assets
Cash and cash equivalents	$336,413
Trade and other receivables	30,009
Inventories	251,967
Mineral properties, plant and equipment	5,148,851
Other assets	26,560
$5,793,800

Liabilities
Accounts payable and accrued liabilities	$104,033
Income taxes payable	52,835
Loans and borrowings	115,674
Deferred revenue	302,569
Derivative liabilities	168,500
Reclamation and closure cost provisions	80,802
Deferred income tax liabilities	1,379,875
Other liabilities	15,250
$2,219,538

Net assets acquired	$3,574,262

Inventories acquired primarily relate to current heap leach ore, work-in-process and finished goods.

Loans and borrowings assumed consisted of a revolving facility and term facility with an aggregate outstanding principal balance of $115.0 million at the acquisition date. On July 31, 2026, following the completion of the Orla Acquisition, the Company repaid in full the outstanding balance under the revolving and term facilities, and the facilities were terminated.

Deferred revenue assumed relates to the outstanding obligations under the gold prepay transactions Orla previously entered into with a syndicate of lenders (the “Gold Prepay Transactions”) (note 8(b)). Derivative liabilities assumed primarily relate to the outstanding warrants which became exercisable for Equinox Gold common shares on the acquisition date (note 9(b)(vi)).

Transaction costs incurred in connection with the Orla Acquisition totaling $22.3 million were expensed and are presented as professional fees within general and administration expense.

Consolidated revenue for the three and nine months ended September 30, 2026 includes the revenue of Orla since the acquisition date in the amount of $325.6 million. Consolidated net income for the three and nine months ended September 30, 2026 includes a net loss of $10.5 million attributable to Orla since the acquisition date.

Had the Orla Acquisition occurred on January 1, 2026, unaudited pro forma consolidated revenue and net income from continuing operations for the nine months ended September 30, 2026 would have been approximately $3,506.7 million and $639.8 million, respectively.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

4.    MARKETABLE SECURITIES
In February 2026, the Company sold all of its common shares of Mining Americas Inc. (formerly Minera Alamos Inc.), for net proceeds of $41.1 million. The Company derecognized the carrying amount of $41.1 million and transferred the cumulative gain of $9.5 million, net of tax, from accumulated other comprehensive income to retained earnings.

In July 2026, the Company sold 8.7 million common shares of Versamet Royalties Corporation for gross proceeds of $91.5 million. The Company derecognized the carrying amount of $91.5 million and transferred the cumulative gain of $55.7 million, net of tax, from accumulated other comprehensive income to retained earnings.
5.    INVENTORIES

	September 30, 2026	December 31, 2025
Stockpiled ore	$594,564	$322,470
Heap leach ore	364,451	227,753
Work-in-process	62,946	62,062
Finished goods	18,490	12,072
Supplies	203,125	113,532
Total inventories	$1,243,576	$737,889

Classified and presented as:
Current	$662,428	$369,759
Non-current	581,148	368,130
	$1,243,576	$737,889

Non-current inventories at September 30, 2026 relate to heap leach ore at Mesquite, and stockpiled ore at Greenstone, Valentine, and Camino Rojo. Non-current inventories at December 31, 2025 relate to heap leach ore at Mesquite, and stockpiled ore at Greenstone and Valentine.

During the three and nine months ended September 30, 2026, the Company recognized write-downs of inventories to net realizable value of $nil and $11.7 million, respectively, within cost of sales, related to non-current stockpiled ore at Valentine. During the three months ended September 30, 2025, the Company recognized a $6.2 million reversal of previously recognized write-downs related to heap leach ore at Castle Mountain. During the nine months ended September 30, 2025, the Company recognized net inventory write-downs of $29.4 million, consisting of a $40.2 million write-down of heap leach ore at Los Filos, partially offset by $10.9 million of reversals of write-downs related to heap leach ore at Castle Mountain.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

6.    MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Note	Mineral properties	Plant and equipment	Construction- in-progress	Exploration and evaluation assets	Total
Cost
Balance – December 31, 2025		$6,131,297	$2,536,027	$39,565	$43,421	$8,750,310
Acquired in Orla Acquisition	3(b)	4,009,720	324,780	68,475	745,876	5,148,851
Additions		191,520	372,894	47,940	—	612,354
Disposals		(4,754)	(24,565)	—	—	(29,319)
Transfers	6(a)	735,876	—	—	(735,876)	—
Change in reclamation and closure cost		33,142	—	—	—	33,142
Balance – September 30, 2026		$11,096,801	$3,209,136	$155,980	$53,421	$14,515,338

Accumulated depreciation and depletion
Balance – December 31, 2025		$578,583	$261,398	$—	$—	$839,981
Depreciation and depletion		331,030	177,664	—	—	508,694
Disposals		—	(5,648)	—	—	(5,648)
Balance – September 30, 2026		$909,613	$433,414	$—	$—	$1,343,027

Net book value
At December 31, 2025		$5,552,714	$2,274,629	$39,565	$43,421	$7,910,329
At September 30, 2026		$10,187,188	$2,775,722	$155,980	$53,421	$13,172,311
(a)Reclassification of South Railroad
Following receipt of the federal Record of Decision for the South Railroad Project in August 2026, and with construction previously approved by the Board of Directors, the Company determined that the project had advanced from exploration-stage to development-stage. Accordingly, the Company reclassified the associated exploration and evaluation assets of $735.9 million to mineral properties.
(b)Royalty arrangements
As part of the Orla Acquisition (note 3(b)), the Company assumed the following significant arrangements:

Mineral Property	Royalty arrangements
Musselwhite	5% NPI; production-based royalty with sliding scale based on gold price
Camino Rojo	2% NSR

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

7.    LOANS AND BORROWINGS

	Note	September 30, 2026	December 31, 2025
Credit facility	7(a)	$325,581	$1,106,590
2023 convertible notes	7(b)	148,088	140,635
2025 convertible notes	9(b)(v)	24,142	23,625
Sprott loan	7(c)	—	281,920
Other		14,150	1,910
Total loans and borrowings		$511,961	$1,554,680

Classified and presented as:
Current		$177,509	$181,330
Non-current		334,452	1,373,350
		$511,961	$1,554,680

The following is a reconciliation of the changes in the carrying amount of loans and borrowings during the nine months ended September 30, 2026 and 2025 to the associated cash flows:

	Note	2026	2025
Balance – beginning of period(1)		$1,556,387	$1,349,582
Financing cash flows:
Proceeds from loans and borrowings		91,468	85,000
Repayments of loans and borrowings	3(b), 7(a), 7(c)	(1,245,610)	(3,535)
Interest paid		(30,645)	(88,087)
Other		(13,830)	(7,908)
Other changes:
Assumed in Orla Acquisition	3(b)	115,674	—
Interest and accretion expense(2)		29,055	108,715
Loss (gain) on modification and extinguishment of debt	7(a), 7(c)	14,398	(13,042)
Assumed in Calibre Acquisition		—	339,227
Conversion of convertible notes		—	(139,278)
Foreign exchange gain		(1,128)	—
Balance – end of period(1)		515,769	1,630,674
Less: accrued interest(3)		(3,808)	(3,981)
Balance – end of period, excluding accrued interest		$511,961	$1,626,693
(1)    Includes accrued interest.
(2)    Includes interest and accretion capitalized to construction-in-progress.
(3)    Included in accounts payable and accrued liabilities.
(a)Credit facility
At December 31, 2025, the Company’s credit facility with a syndicate of lenders (the “Credit Facility”) consisted of an $850.0 million revolving credit facility (the “Revolving Facility”) and a $500.0 million term loan (the “Term Loan”).

On January 23, 2026, the Company repaid the $500.0 million balance under the Term Loan in full, without penalty, and the Term Loan was terminated. The Company recognized a loss of $16.0 million in other income (expense) on extinguishment of the Term Loan.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

7.    LOANS AND BORROWINGS (CONTINUED)
(a)Credit facility (continued)
On April 27, 2026, the Company amended certain terms of its Revolving Facility. The amendments include an increase in the facility size from $850.0 million to $1.0 billion, an extension of the maturity date from July 31, 2029 to July 31, 2030, and an increase in the uncommitted accordion feature to $500.0 million. The amended terms also reduced the applicable interest rate from the applicable term rate based on the Secured Overnight Financing Rate (“SOFR”) plus a margin of 1.875% to 3.125% to SOFR plus a margin of 1.45% to 2.50%, based on the Company’s total net leverage ratio, and amended certain financial covenants, which include an increase to the senior net leverage ratio and a reduction in the interest coverage ratio. The amendment was accounted for as a non-substantial modification for which the Company recognized a modification gain of $18.2 million in other income (expense).

During the nine months ended September 30, 2026, the Company drew down $75.0 million on the Revolving Facility and repaid $340.0 million of the outstanding principal. At September 30, 2026, there was $634.6 million undrawn on the Revolving Facility.

The Revolving Facility is subject to standard conditions and covenants, including financial covenants which are calculated as at the last day of each fiscal quarter. At September 30, 2026, the Company was in compliance with the applicable covenants.

The Revolving Facility is secured by a pledge over the shares of certain subsidiaries of the Company and asset level security on the property and assets of Greenstone, which will remain in place until the contingent payment obligation at Greenstone (“Greenstone Contingent Consideration Obligation”) (note 9(b)(iii)) is fully settled.
(b)2023 convertible notes
On September 18, 2026, the Company issued a notice of redemption in respect of all of its outstanding 2023 convertible notes. Subsequent to September 30, 2026, and prior to the redemption date, holders converted all of the outstanding notes in accordance with their terms. In connection with the conversions, the Company issued 28,475,117 common shares, following which the notes ceased to be outstanding.
(c)Sprott loan
On January 23, 2026, the Company repaid the outstanding principal of $261.3 million and remaining balance of $25.1 million in additional payments payable under the credit facility with Sprott Private Resource Lending II (Collector-2), LP (the “Sprott Loan”) in full. Pursuant to the terms of the Sprott Loan, the Company paid an additional amount of $12.2 million, equal to the interest that would have accrued on the principal amount prepaid from the date of prepayment to June 30, 2026. The Company recognized a loss of $16.6 million in other income (expense) on extinguishment of the Sprott Loan.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

8.    DEFERRED REVENUE

	Note	Stream arrangement (note 8(a))	Gold prepay transactions (note 8(b))	Gold purchase and sale arrangement (note 8(c))	Total
Balance – December 31, 2025		$127,039	$102,716	$62,972	$292,727
Assumed in Orla Acquisition	3(b)	—	302,569	—	302,569
Gold delivered		(5,507)	(140,210)	(8,506)	(154,223)
Accretion expense		1,355	8,536	8,471	18,362
Balance – September 30, 2026		$122,887	$273,611	$62,937	$459,435

				September 30, 2026	December 31, 2025
Classified and presented as:
Current				$217,780	$127,597
Non-current				241,655	165,130
				$459,435	$292,727
(a)Stream arrangement
During the three and nine months ended September 30, 2026, the Company delivered 1,525 and 5,031 gold ounces, respectively (2025 – 1,225 and 3,570 gold ounces, respectively) under the stream arrangement it assumed in 2024. The Company received average cash consideration of $847 and $914 per ounce for the three and nine months ended September 30, 2026, respectively (2025 – $694 and $639 per ounce, respectively), representing 20% of the spot gold price at the time of delivery. Total revenue recognized during the three and nine months ended September 30, 2026, which consists of the cash consideration received on delivery of the gold ounces and the portion of the deferred revenue obligation satisfied, amounted to $3.8 million and $10.1 million, respectively (2025 – $2.7 million and $7.7 million, respectively).
(b)Gold prepay transactions
(i)Contracts entered into in 2023
During the three and nine months ended September 30, 2026, the Company delivered 17,763 and 48,004 gold ounces, respectively (2025 – 11,606 and 27,080 gold ounces, respectively) under the gold prepay transactions it entered into in 2023 with certain of its lenders (the “2023 Gold Prepay Transactions”), of which 6,657 and 19,381 gold ounces, respectively (2025 – 4,661 and 10,876 gold ounces, respectively) were sold on a spot price basis. As at September 30, 2026, there were no gold ounces remaining to be delivered under the 2023 Gold Prepay Transactions (December 31, 2025 – 48,004 gold ounces).

For the three and nine months ended September 30, 2026, the Company received average cash consideration of $1,922 and $2,203 per ounce, respectively (2025 – $1,358 and $1,203 per ounce, respectively) for the gold ounces sold on a spot price basis, representing the difference between the spot gold price at the time of delivery and the fixed price in accordance with the contracts. Total revenue recognized during the three and nine months ended September 30, 2026, which consists of the cash consideration received on delivery of the gold ounces and the portion of the deferred revenue obligation satisfied, amounted to $52.8 million and $149.7 million, respectively (2025 – $31.8 million and $72.6 million, respectively).

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

8.    DEFERRED REVENUE (CONTINUED)
(b) Gold prepay transactions (continued)
(ii)Contracts assumed in Orla Acquisition
As part of the Orla Acquisition (note 3(b)), the Company assumed obligations under the Orla Gold Prepay Arrangement, pursuant to which the Company is required to deliver approximately 4,025 ounces of gold per month through February 2028, for a total of 76,468 ounces. The Company intends to satisfy the required gold deliveries using its own gold production.

During the three and nine months ended September 30, 2026, the Company delivered 8,049 gold ounces (2025 – nil) under the Orla Gold Prepay Arrangement for no additional consideration. Total revenue recognized during the three and nine months ended September 30, 2026, representing the portion of the deferred revenue obligation satisfied, amounted to $33.2 million (2025 – nil). At September 30, 2026, there remained 68,419 gold ounces (December 31, 2025 – nil) to be delivered under the Orla Gold Prepay Arrangement.
(c)Gold purchase and sale arrangement
During the three and nine months ended September 30, 2026, the Company delivered 1,500 and 4,500 gold ounces, respectively (2025 – 1,500 and 4,500 gold ounces, respectively) under the gold purchase and sale arrangement it entered into in 2023. The Company received average cash consideration of $849 and $913 per ounce for the three and nine months ended September 30, 2026, respectively (2025 – $690 and $639 per ounce, respectively), representing 20% of the spot gold price at the time of delivery. Total revenue recognized during the three and nine months ended September 30, 2026, which consists of the cash consideration received on delivery of the gold ounces and the portion of the deferred revenue obligation satisfied, amounted to $4.1 million and $12.6 million, respectively (2025 – $3.9 million and $11.4 million, respectively). At September 30, 2026, there were 72,500 gold ounces (December 31, 2025 – 77,000 gold ounces) remaining to be delivered under the arrangement.
9.    DERIVATIVE FINANCIAL INSTRUMENTS
(a)Derivative assets
The following is a summary of the Company’s derivative assets at September 30, 2026 and December 31, 2025:

	Note	September 30, 2026	December 31, 2025
Foreign exchange contracts	9(b)(i)	$2	$9,176
Other		264	113
		$266	$9,289

Classified and presented as:
Current, included in other current assets		$—	$8,573
Non-current, included in other non-current assets		266	716
		$266	$9,289

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

9.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities
The following is a summary of the Company’s derivative liabilities at September 30, 2026 and December 31, 2025:

	Note	September 30, 2026	December 31, 2025
Foreign exchange contracts	9(b)(i)	$9,698	$18
Gold contracts	9(b)(ii)	—	58,472
Greenstone Contingent Consideration Obligation	9(b)(iii)	93,256	94,328
Musselwhite Consideration Obligation	9(b)(iv)	19,000	—
2025 convertible notes conversion option	9(b)(v)	26,633	40,816
Warrant liability	9(b)(vi)	208,385	37,247
		$356,972	$230,881

Classified and presented as:
Current		$356,427	$184,171
Non-current		545	46,710
		$356,972	$230,881
(i)Foreign exchange contracts
In accordance with its foreign currency exchange risk management program, the Company uses foreign exchange contracts to manage its exposure to currency risk on expenditures denominated in currencies other than USD. On January 23, 2026, the Company fully settled its outstanding USD:Brazilian Réal foreign exchange contracts, prior to their contractual maturities. At September 30, 2026, the Company had in place USD:CAD put and call options with the following notional amounts, maturity dates and weighted average rates:

	USD notional amount		Weighted average strike price of the call options	Weighted average strike price of the put options
Currency	Within 1 year	1-2 years
CAD	$522,000	$96,000	1.35	1.41

At September 30, 2026, the Company also had in place forward contracts to purchase CAD at a weighted-average USD:CAD foreign exchange rate of 1.37 for a total USD notional amount of $70.2 million through May 2027.

The following table summarizes the changes in the carrying amount of the foreign exchange contracts during the three and nine months ended September 30, 2026 and 2025:

		Three months ended September 30,		Nine months ended September 30,
	Note	2026	2025	2026	2025
Net liability (asset) – beginning of period		$6,601	$(10,283)	$(9,158)	$54,280
Assumed in Orla Acquisition	3(b)	1,500	—	1,500	—
Settlements		(1,344)	4,099	8,436	1,491
Change in fair value		2,939	(7,355)	8,918	(69,310)
Net liability (asset) – end of period		$9,696	$(13,539)	$9,696	$(13,539)

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

9.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b) Derivative liabilities (continued)
(i)Foreign exchange contracts (continued)
The fair value of the foreign exchange contracts at September 30, 2026 and December 31, 2025 is presented as follows:

	September 30, 2026	December 31, 2025
Net liability (asset) presented as:
Current derivative assets	$—	$(8,573)
Non-current derivative assets	(2)	(603)
Current derivative liabilities	9,154	1
Non-current derivative liabilities	544	17
	$9,696	$(9,158)
(ii)Gold contracts
At September 30, 2026, the Company had no outstanding gold collar contracts. The outstanding gold collar contracts at December 31, 2025 were settled during the nine months ended September 30, 2026 in accordance with their contractual maturities.

At September 30, 2026, the Company had no notional ounces remaining under the financial swap agreements that were entered into in connection with certain of the 2023 Gold Prepay Transactions (note 8(b)(i)). Under the swap agreements, which were cash-settled, the Company received a weighted average price of $2,204 per ounce in exchange for paying the spot price for 34,919 total notional ounces over the period from March 2025 to September 2026.

The following table summarizes the changes in the carrying amount of the gold contracts during the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Liability – beginning of period	$11,671	$36,925	$58,472	$20,501
Settlements	(12,795)	(6,930)	(66,881)	(34,615)
Change in fair value	1,124	23,412	8,409	67,521
Liability – end of period	$—	$53,407	$—	$53,407
(iii)Greenstone Contingent Consideration Obligation
Under the terms of the Greenstone Contingent Consideration Obligation, the Company is required to deliver 11,111 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, upon achieving specific production milestones at Greenstone.

At September 30, 2026, the remaining obligation relates to the production milestone of 500,000 and 700,000 ounces. On October 2, 2026, upon achieving the production milestone of 500,000 ounces, the Company paid $47.8 million in cash to the counterparty, representing the cash equivalent value of 11,111 ounces of refined gold.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

9.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b) Derivative liabilities (continued)
(iii) Greenstone Contingent Consideration Obligation (continued)
The following table summarizes the changes in the carrying amount of the Greenstone Contingent Consideration Obligation during the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Balance – beginning of period	$88,003	$107,288	$94,328	$86,223
Change in fair value	5,253	16,385	(1,072)	37,450
Balance – end of period	$93,256	$123,673	$93,256	$123,673

The fair value of the Greenstone Contingent Consideration Obligation at September 30, 2026 and December 31, 2025 is presented as follows:

	September 30, 2026	December 31, 2025
Current derivative liabilities	$93,256	$47,635
Non-current derivative liabilities	—	46,693
	$93,256	$94,328
(iv)Musselwhite Consideration Obligation
As part of the Orla Acquisition (note 3(b)), the Company assumed an obligation arising from Orla's February 2025 acquisition of Musselwhite from Newmont Corporation. Under the arrangement, the Company is required to pay $20.0 million if the average spot gold price exceeds $3,000 per ounce during the one-year period ending February 28, 2027. The obligation was recognized at fair value on the acquisition date and is subsequently measured at fair value through profit or loss. At September 30, 2026, the fair value of the obligation was $19.0 million.
(v)2025 convertible notes conversion option
The following table summarizes the changes during the three and nine months ended September 30, 2026 and 2025 in the carrying amount of the conversion option component (the “2025 Convertible Notes Conversion Option”) of the 2025 convertible notes assumed in the Calibre Acquisition (“2025 Convertible Notes”):

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Balance – beginning of period	$23,912	$11,419	$40,816	$—
Assumed in Calibre Acquisition	—	—	—	11,419
Change in fair value	2,721	18,809	(14,183)	18,809
Balance – end of period	$26,633	$30,228	$26,633	$30,228

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

9.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b) Derivative liabilities (continued)
(vi)Warrant liability
The following table summarizes the changes in the number and weighted average exercise price of outstanding warrants during the nine months ended September 30, 2026:

	Note	Number of warrants	Weighted average exercise price (C$)
Outstanding and exercisable – December 31, 2025		4,271,060	$10.43
Assumed in Orla Acquisition	3(b)	30,909,528	9.32
Exercised		(1,780,789)	9.61
Outstanding and exercisable – September 30, 2026		33,399,799	$9.45

The following table summarizes significant information about the warrants outstanding at September 30, 2026:

Exercise price (C$)	Number of warrants	Expiry date
$3.00	7,328,333	December 18, 2026
$6.26	1,569,002	January 31, 2028
$11.50	22,996,195	February 8, 2030
$12.86	1,506,269	March 4, 2030
	33,399,799

The following table summarizes the changes in the carrying amount of the warrants during the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Balance – beginning of period	$15,939	$10,578	$37,247	$—
Assumed in Orla Acquisition	148,000	—	148,000	—
Assumed in Calibre Acquisition	—	—	—	10,578
Exercised	(5,598)	—	(11,306)	—
Change in fair value	50,044	20,672	34,444	20,672
Balance – end of period	$208,385	$31,250	$208,385	$31,250

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

10.    RECLAMATION AND CLOSURE COST PROVISIONS

	Note
Balance – December 31, 2025			$234,303
Assumed in Orla Acquisition	3(b)		80,802
Changes in estimates			31,526
Reclamation expenditures			(3,051)
Accretion			9,775
Foreign exchange			(2,671)
Balance – September 30, 2026			$350,684

		September 30, 2026	December 31, 2025
Classified and presented as:
Current (included in other current liabilities)		$10,725	$4,516
Non-current		339,959	229,787
		$350,684	$234,303

The Company is required to provide financial security for reclamation and closure obligations at certain of its mineral properties. At September 30, 2026, the Company satisfied these requirements through surety bonds totaling $289.3 million (December 31, 2025 – $128.9 million).
11.    SHARE CAPITAL AND DIVIDENDS
(a)Normal course issuer bid
On February 25, 2026, the Company received approval from the TSX for the implementation of a normal course issuer bid (“NCIB”) to repurchase, for cancellation, up to an aggregate of 39.4 million common shares of Equinox Gold, representing approximately 5% of the Company’s issued and outstanding common shares as of February 18, 2026. Under the NCIB, the Company may repurchase its common shares at the prevailing market price during the 12-month period from March 2, 2026 to March 1, 2027.

During the nine months ended September 30, 2026, the Company repurchased 1,066,100 of its outstanding common shares at an average share price of C$17.91 per share for total consideration of $13.7 million. The shares were cancelled upon repurchase. The difference of $6.3 million between the total amount paid and the amount deducted from common shares of $7.4 million, representing the average paid in capital per common share outstanding prior to the repurchase date, was recorded as a decrease to retained earnings.
(b)Dividends
During the three and nine months ended September 30, 2026, the Company paid total cash dividends of $26.3 million and $50.0 million at $0.0225 and $0.0525 per common share, respectively (three and nine months ended September 30, 2025 – $nil).

On November 9, 2026, the Board of Directors approved a quarterly dividend of $0.0225 per common share. The dividend is payable on December 10, 2026 to shareholders of record at the close of business on November 25, 2026.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

12.    OPERATING EXPENSE
Operating expense during the three and nine months ended September 30, 2026 and 2025 consists of the following expenses by nature:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Raw materials and consumables	$173,576	$108,672	$454,097	$222,499
Contractors	134,766	74,257	343,611	140,246
Salaries and employee benefits	78,490	51,049	209,708	124,849
Repairs and maintenance	33,915	18,593	102,425	41,992
Site administration and other	35,091	15,181	71,054	49,169
Royalties and production taxes	34,526	24,525	95,050	37,972
	490,364	292,277	1,275,945	616,727
Change in inventories	12,973	(26,259)	(120,111)	(21,403)
Total operating expense	$503,337	$266,018	$1,155,834	$595,324

Total salaries and employee benefits, including share-based compensation, for the three and nine months ended September 30, 2026, including amounts recognized within operating expense, care and maintenance expense, exploration and evaluation expense and general and administration expense, was $115.2 million and $281.6 million, respectively (2025 – $87.9 million and $203.9 million, respectively).
13.    GENERAL AND ADMINISTRATION EXPENSE
General and administration expense during the three and nine months ended September 30, 2026 and 2025 consists of the following expenses by nature:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Salaries and employee benefits	$13,765	$17,210	$31,795	$33,190
Professional fees	28,403	5,053	43,830	18,639
Office and other expenses	3,821	3,368	11,734	8,616
Share-based compensation	7,918	9,548	9,641	17,326
Depreciation	124	229	644	471
Total general and administration expense	$54,031	$35,408	$97,644	$78,242
Included within professional fees for the three and nine months ended September 30, 2026 are transaction costs of the Orla Acquisition (note 3(b)) of $17.7 million and $22.3 million, respectively. Included within professional fees for the three and nine months ended September 30, 2025 are transaction costs of the Calibre Acquisition of $0.5 million and $9.2 million, respectively.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

14.    OTHER INCOME (EXPENSE)
Other income (expense) during the three and nine months ended September 30, 2026 and 2025 consists of the following:

		Three months ended September 30,		Nine months ended September 30,
	Note	2026	2025	2026	2025
Change in fair value of foreign exchange contracts	9	$(2,939)	$7,355	$(8,918)	$69,310
Change in fair value of gold contracts	9	(1,124)	(23,412)	(8,409)	(67,521)
Change in fair value of Greenstone Contingent Consideration Obligation	9	(5,253)	(16,385)	1,072	(37,450)
Change in fair value of 2025 Convertible Notes Conversion Option	9	(2,721)	(18,809)	14,183	(18,809)
Change in fair value of warrant liability	9	(50,044)	(20,672)	(34,444)	(20,672)
Gain (loss) on modification and extinguishment of debt	7(a), (c)	—	13,042	(14,398)	13,042
Foreign exchange gain (loss)		3,222	5,382	10,322	(706)
Other income (expense)		(621)	11,935	55	10,966
Total other income (expense)		$(59,480)	$(41,564)	$(40,537)	$(51,840)

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

15.    EARNINGS PER SHARE (“EPS”)
Basic and diluted earnings per share for the three months ended September 30, 2026 and 2025 are as follows:

		Net income (loss)			Net income (loss) per share
2026	Weighted average shares outstanding	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Basic EPS	1,041,493,122	$68,661	$(6,182)	$62,479	$0.07	(0.01)	$0.06
Dilutive restricted share units	2,224,534	—	—	—	—	—	—
Dilutive stock options	5,178,354	—	—	—	—	—	—
Diluted EPS	1,048,896,010	$68,661	$(6,182)	$62,479	$0.07	(0.01)	$0.06

		Net income			Net income per share
2025	Weighted average shares outstanding	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Basic EPS	771,312,305	$5,780	$69,837	$75,617	$0.01	$0.09	$0.10
Dilutive restricted share units	4,363,125	—	—	—	—	—	—
Dilutive stock options	6,197,874	—	—	—	—	—	—
Diluted EPS	781,873,304	$5,780	$69,837	$75,617	$0.01	$0.09	$0.10

Basic and diluted earnings per share for the nine months ended September 30, 2026 and 2025 are as follows:

		Net income (loss)			Net income (loss) per share
2026	Weighted average shares outstanding	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Basic EPS	874,392,728	$474,429	$128,777	$603,206	$0.54	$0.15	$0.69
Dilutive restricted share units	1,620,691	—	—	—	—	—	—
Dilutive stock options	5,351,256	—	—	—	—	—	—
Dilutive warrants	1,505,868	(12,926)	—	(12,926)	—	—	—
Dilutive convertible notes	31,510,887	497	—	497	—	—	—
Diluted EPS	914,381,430	$462,000	$128,777	$590,777	$0.51	$0.14	$0.65

		Net income (loss)			Net income (loss) per share
2025	Weighted average shares outstanding	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Basic and diluted EPS	576,638,190	$(101,149)	$125,132	$23,983	$(0.18)	$0.22	$0.04

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

16.    SEGMENT INFORMATION
Results of operating segments are regularly reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segments and to assess performance. The Company’s operating segments are managed and assessed separately, with each segment comprising a single mine or project or mines that are exposed to similar operating, financial and regulatory risks. The following tables present significant information about the Company’s reportable operating segments as reported to the Company’s CODM.

The segment information for the current and comparative periods excludes the results of the Brazil Operations which are presented as discontinued operations (note 3(a)). This segment information includes the results of Musselwhite, Camino Rojo and South Railroad from July 31, 2026, the date of acquisition (note 3(b)). The Nicaragua reportable segment consists of Libertad and Limon. Other operating expenses at Castle Mountain and Los Filos relate to care and maintenance costs.

Three months ended September 30, 2026
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Continuing operations
Greenstone	$249,666	$(111,712)	$(41,204)	$243	$—	$96,993
Musselwhite	227,263	(97,789)	(57,906)	(690)	—	70,878
Valentine	151,643	(59,996)	(24,656)	(2,067)	—	64,924
Nicaragua	240,504	(136,991)	(21,133)	(4,999)	—	77,381
Camino Rojo	98,346	(66,000)	(13,440)	(1,393)	—	17,513
Mesquite	73,232	(26,711)	(14,887)	(98)	—	31,536
Castle Mountain	6,404	(4,145)	(273)	(167)	(2,085)	(266)
Los Filos	(51)	7	—	(131)	(30,108)	(30,283)
South Railroad	—	—	—	(5,109)	—	(5,109)
Corporate	—	—	—	(2,583)	(54,031)	(56,614)
	$1,047,007	$(503,337)	$(173,499)	$(16,994)	$(86,224)	$266,953

Three months ended September 30, 2025
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Continuing operations
Greenstone	$195,580	$(80,695)	$(38,293)	$—	$—	$76,592
Valentine	—	—	—	(1,554)	—	(1,554)
Nicaragua	244,860	(125,217)	(70,462)	(6,246)	—	42,935
Mesquite	90,278	(37,753)	(22,349)	—	—	30,176
Castle Mountain	8,676	(779)	1,449	(72)	(2,070)	7,204
Los Filos	6,977	(4,472)	(704)	—	(25,664)	(23,863)
Pan	37,916	(17,102)	(6,047)	—	—	14,767
Corporate	—	—	—	(135)	(35,408)	(35,543)
	$584,287	$(266,018)	$(136,406)	$(8,007)	$(63,142)	$110,714

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

16.    SEGMENT INFORMATION (CONTINUED)

Nine months ended September 30, 2026
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Continuing operations
Greenstone	$796,938	$(308,310)	$(143,527)	$(494)	$—	$344,607
Musselwhite	227,263	(97,789)	(57,906)	(690)	—	70,878
Valentine	411,248	(188,635)	(73,906)	(7,174)	—	141,533
Nicaragua	908,013	(394,192)	(91,270)	(12,630)	—	409,921
Camino Rojo	98,346	(66,000)	(13,440)	(1,393)	—	17,513
Mesquite	214,318	(86,241)	(30,920)	(392)	—	96,765
Castle Mountain	22,267	(13,980)	(936)	(373)	(6,065)	913
Los Filos	3	(687)	—	(392)	(69,263)	(70,339)
South Railroad	—	—	—	(5,109)	—	(5,109)
Corporate	—	—	—	(4,475)	(97,644)	(102,119)
	$2,678,396	$(1,155,834)	$(411,905)	$(33,122)	$(172,972)	$904,563

Nine months ended September 30, 2025
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Continuing operations
Greenstone	$491,319	$(227,501)	$(109,251)	$—	$—	$154,567
Valentine	—	—	—	(1,554)	—	(1,554)
Nicaragua	244,860	(125,217)	(70,462)	(6,246)	—	42,935
Mesquite	226,838	(97,025)	(41,838)	—	—	87,975
Castle Mountain	24,115	(6,191)	1,154	(379)	(5,363)	13,336
Los Filos	107,175	(120,495)	(12,775)	(912)	(67,572)	(94,579)
Pan	41,501	(18,895)	(6,738)	—	—	15,868
Corporate	—	—	—	(433)	(78,242)	(78,675)
	$1,135,808	$(595,324)	$(239,910)	$(9,524)	$(151,177)	$139,873

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

16.    SEGMENT INFORMATION (CONTINUED)
The following table presents the Company's total assets and liabilities, excluding assets held for sale:

	Total assets		Total liabilities
	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025
Continuing operations
Greenstone	$4,088,646	$3,922,963	$(1,314,662)	$(1,263,416)
Musselwhite	2,817,393	—	(869,589)	—
Valentine	2,449,538	2,225,144	(633,776)	(869,978)
Nicaragua	1,188,677	1,208,712	(492,535)	(462,009)
Camino Rojo	1,906,091	—	(745,102)	—
Mesquite	354,688	319,723	(49,185)	(58,831)
Castle Mountain	370,958	357,732	(14,384)	(14,082)
Los Filos	1,057,961	1,034,275	(169,918)	(195,147)
South Railroad	838,489	—	(56,974)	—
Corporate	453,792	538,514	(1,213,603)	(1,645,950)
	$15,526,233	$9,607,063	$(5,559,728)	$(4,509,413)
The following table summarizes capital expenditures on an accrual basis by operation for the nine months ended September 30, 2026 and 2025. A reconciliation to the amounts reported in the condensed consolidated interim statements of cash flows follows the table.

	Capital expenditures
Nine months ended September 30	2026	2025
Continuing operations
Greenstone	$200,148	$147,172
Musselwhite (from July 31, 2026) (note 3(b))	26,081	—
Valentine	143,381	125,777
Nicaragua	121,517	37,879
Camino Rojo (from July 31, 2026) (note 3(b))	8,954	—
Mesquite	51,116	37,010
Castle Mountain	13,162	4,948
Los Filos	10,890	8,137
South Railroad (from July 31, 2026) (note 3(b))	27,641	—
Pan	—	7,084
Corporate	3,102	—
	605,992	368,007
Discontinued operations
Brazil Operations	6,362	109,747
	$612,354	$477,754

Expenditures on mineral properties, plant and equipment in the condensed consolidated interim statement of cash flows for the nine months ended September 30, 2026 exclude capitalized depreciation and depletion of $6.7 million (2025 – $10.1 million), capitalized borrowing costs of $1.9 million (2025 – $12.6 million), and non-cash additions to right-of-use assets of $nil (2025 – $41.3 million), and include a decrease in accrued expenditures of $17.3 million (2025 – $15.5 million).

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

17.    SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Trade and other receivables	$(38,779)	$(36,718)	$(43,685)	$(26,861)
Inventories	(12,866)	(50,857)	(177,271)	(54,572)
Prepaid expenses and other current assets	(15,446)	11,497	(25,695)	18,870
Accounts payable and accrued liabilities	53,710	(2,986)	60,517	(28,382)
Changes in non-cash working capital	$(13,381)	$(79,064)	$(186,134)	$(90,945)
18.    FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy categorizes inputs to valuation techniques used in measuring fair value into the following three levels:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).
Level 3 – unobservable inputs for which market data are not available.
(a)Financial assets and financial liabilities measured at fair value
The fair values of the Company’s financial assets and financial liabilities that are measured at fair value in the statement of financial position and the levels in the fair value hierarchy into which the inputs to the valuation techniques used to measure the fair values are categorized are as follows:

At September 30, 2026	Level 1	Level 2	Level 3	Total
Marketable securities	$49,644	$—	$—	$49,644
Derivative assets (note 9)	—	266	—	266
Derivative liabilities	—	(263,716)	(93,256)	(356,972)
Net financial assets (liabilities)	$49,644	$(263,450)	$(93,256)	$(307,062)

At December 31, 2025
Marketable securities	$162,683	$—	$—	$162,683
Derivative assets	—	9,289	—	9,289
Other financial asset	—	—	18,750	18,750
Derivative liabilities	—	(136,553)	(94,328)	(230,881)
Net financial assets (liabilities)	$162,683	$(127,264)	$(75,578)	$(40,159)

The fair values of marketable securities are based on their quoted market price. The fair value of the Company’s foreign exchange contracts and gold contracts included in derivative liabilities is based on forward foreign exchange rates and forward metal prices, respectively.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

18.    FAIR VALUE MEASUREMENTS (CONTINUED)
(a)Financial assets and financial liabilities measured at fair value (continued)
The fair value of the 2025 Convertible Notes Conversion Option included in derivative liabilities at September 30, 2026 was estimated using the Black-Scholes option pricing model which uses market-derived inputs including the Company’s share price and share price volatility (December 31, 2025 – estimated using a convertible debt valuation model which considers the contractual terms of the convertible notes and market-derived inputs including the Company’s share price and share price volatility, and a market interest rate that reflects the risks associated with the financial instruments). Management determined that the fair value estimated using the Black-Scholes option pricing model approximates the fair value that would have been estimated using the convertible debt valuation model used as at December 31, 2025.

The fair value of the warrant liability included in derivative liabilities is determined using the Black-Scholes option pricing model which uses market-derived inputs including the Company’s share price and share price volatility.

The fair values of the Greenstone Contingent Consideration Obligation (Level 3) and the Musselwhite Consideration Obligation (Level 2) included in derivative liabilities is calculated as the present value of projected future cash flows using a market interest rate that reflects the risk associated with the delivery of the contingent consideration. The projected cash flows are affected by assumptions related to the achievement of production milestones.

There were no amounts transferred between levels of the fair value hierarchy during the nine months ended September 30, 2026.
(b)Financial assets and financial liabilities not already measured at fair value
At September 30, 2026 and December 31, 2025, the carrying amounts of the Company’s cash and cash equivalents, trade and other current receivables, restricted cash, and trade payables and accrued liabilities approximate their fair values due to the short-term nature of the instruments.

The fair values of the Company’s other financial liabilities, excluding lease liabilities, that are not measured at fair value in the statement of financial position as compared to the carrying amounts were as follows:

		September 30, 2026		December 31, 2025
	Level	Carrying amount	Fair value	Carrying amount	Fair value
Credit Facility	2	$325,581	$366,007	$1,106,590	$1,131,898
2023 convertible notes	1	148,088	314,904	140,635	407,618
2025 Convertible notes	2	24,142	23,560	23,625	24,323
Sprott Loan	2	—	—	281,920	281,509
Equipment financing facilities	2	154,180	163,867	181,633	188,878

The fair values of the Credit Facility (note 7(a)) at September 30, 2026 and December 31, 2025, and of the Sprott Loan (note 7(c)) at December 31, 2025, were calculated as the present value of contractual future cash flows using market interest rates for similar instruments. The carrying amount of the 2023 convertible notes issued in September 2023 (the “2023 Convertible Notes”) represents the liability component of the instruments, while the fair value reflects both the liability and equity components. The fair value is determined using the quoted market price of the 2023 Convertible Notes.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

18.    FAIR VALUE MEASUREMENTS (CONTINUED)
(b)    Financial assets and financial liabilities not already measured at fair value (continued)
The fair value of the equipment financing facilities at Greenstone and Valentine (the “Equipment Facilities”) is calculated as the present value of contractual future cash flows, discounted using market interest rates for similar instruments. At September 30, 2026, the carrying amount of the Equipment Facilities, excluding accrued interest, was $154.2 million (December 31, 2025 – $181.6 million), of which $38.5 million (December 31, 2025 – $36.0 million) is included in other current liabilities and $115.7 million (December 31, 2025 – $145.6 million) is included in other non-current liabilities.
19.    FINANCIAL INSTRUMENT RISKS AND RISK MANAGEMENT
The Company is exposed in varying degrees to a variety of financial instrument related risks including credit risk, liquidity risk and market risk. The significant changes during the nine months ended September 30, 2026 in the financial risks to which the Company is exposed and the Company’s objectives, policies and processes for managing those risks are described below.
(a)Credit risk
The Company is exposed to credit risk on its cash and cash equivalents, trade receivables, restricted cash and other current and non-current receivables. The Company’s maximum exposure to credit risk on its financial assets at September 30, 2026, other than those measured at fair value through profit or loss and FVOCI, and excluding those classified as held for sale, represented by the carrying amounts of the financial assets, was $681.2 million (December 31, 2025 – $480.9 million). The increase in exposure during the nine months ended September 30, 2026 was primarily attributable to cash and cash equivalents acquired in the Orla Acquisition (note 3(b)). Credit risk arising from the Company’s cash and cash equivalents is considered by the Company to be low as the Company invests in high credit quality instruments and maintains its cash balances in financial institutions with strong credit ratings.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

19.    FINANCIAL INSTRUMENT RISKS AND RISK MANAGEMENT (CONTINUED)
(b)Liquidity risk
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the contractual maturities of the Company’s financial liabilities, and operating and capital purchase commitments at September 30, 2026:

	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter	Total
Trade payables and accrued liabilities	$480,761	$—	$—	$—	$—	$—	$480,761
Loans and borrowings(1)(5)	204,400	27,863	24,881	415,613	—	—	672,757
Derivative liabilities(2)	29,199	545	—	—	—	—	29,744
Lease liabilities(5)	31,754	22,252	15,981	6,081	3,730	21,433	101,231
Other financial liabilities(1)(3)(5)	51,681	52,699	44,153	31,317	5,071	—	184,921
Reclamation and closure costs(5)	12,863	18,615	15,600	6,952	8,209	501,485	563,724
Purchase commitments(5)	268,079	85,204	858	300	325	—	354,766
Other operating commitments(4)(5)	19,704	30,421	30,421	30,421	30,421	441,106	582,494
Total	$1,098,441	$237,599	$131,894	$490,684	$47,756	$964,024	$2,970,398
(1)Amounts presented include principal and interest payments, except accrued interest, which is included in trade payables and accrued liabilities.
(2)Derivative liabilities included in the above table represent the fair values of derivative instruments that are expected to be cash-settled.
(3)Other financial liabilities mainly relate to the Equipment Facilities.
(4)At September 30, 2026, in connection with the new 20-year land access agreements signed at Los Filos in June 2026, the Company had commitments for land payments of approximately $30.4 million per year through June 2046.
(5)Amounts presented in the above table represent the undiscounted future cash flows.

At September 30, 2026, the Company had a $1.0 billion Revolving Facility available for general corporate purposes (note 7). At September 30, 2026, there was $634.6 million undrawn on the Revolving Facility (note 7(a)).

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited - Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

20.    CONTINGENCIES
The Company is a defendant in various lawsuits and is exposed to contingent liabilities arising from legal and other claims relating to tax, environmental and other matters. Management regularly reviews these matters with external counsel to assess the likelihood of a material cash outflow. Where management believes that a cash outflow is probable, a provision for the estimated settlement amount is recognized. Liabilities relating to uncertain tax treatments are recognized as part of income tax liabilities.

The Company’s provision for contingent liabilities at September 30, 2026 was $27.5 million, of which $8.0 million was included in other current liabilities and $19.5 million was included in other non-current liabilities. The provision primarily relates to pre-closing taxes payable, estimated probable indemnity payments and other matters relating to the sale of the Brazil Operations (note 3(a)). At December 31, 2025, this provision in the amount of $10.3 million was included in liabilities relating to assets held for sale.

The Company is exposed to contingent liabilities related to administrative, civil and criminal proceedings concerning a former subsidiary that owns the Aurizona Mine, arising from a March 2021 rain event and resulting flooding. As part of the sale of the Brazil Operations (note 3(a)), the Company provided indemnities in respect of certain claims, including this matter. No provision had been recognized as at September 30, 2026 in respect of this matter, as the Company believes that a cash outflow in respect of this matter is not probable.

The Company may also be exposed to contingent liabilities related to potential criminal activity, certain labour matters and related remediation efforts involving Camino Rojo in Mexico. In 2025, Orla initiated a review of potential criminal activity with the assistance of external counsel, which was substantially complete at September 30, 2026. Orla voluntarily notified the Office of the Attorney General in Mexico, the Royal Canadian Mounted Police in Canada and the Department of Justice in the United States regarding this matter, and has been cooperating with authorities. Other governmental agencies could become involved in the future. Additionally, in March 2026, a panel under the Canada-U.S.-Mexico Agreement’s Rapid Response Labor Mechanism published its final determination, finding that workers at Camino Rojo had been denied their rights to freedom of association and collective bargaining. The Company continues to engage constructively with government authorities to address the panel’s recommendations. The matters could result in legal claims, monetary fines, civil and criminal penalties, other remedies imposed by governmental agencies, as well as reputational harm which could materially adversely affect the Company’s business, financial condition or results of operations. At September 30, 2026, the Company has not recognized a provision for these matters.